Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of the

CoBiz Employees 401(k) Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-91458) on Form S-8 of CoBiz Financial, Inc. of our report dated June 11, 2015, with respect to the statements of net assets available for benefits (modified cash basis) of CoBiz Employees 401(k) Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2014 and 2013, and the related supplemental schedules of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014 and Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the CoBiz Employees 401(k) Plan.

/s/ EKS&H LLLP

June  11, 2015

Denver, Colorado